UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

KORE Group Holdings, Inc.
(Name of the Issuer)

KORE Group Holdings, Inc.
KONA Parent, L.P.
KONA Parent GP, LLC
Searchlight IV KOR, L.P.
Andrew Frey
ABRY Partners VII, L.P.
ABRY Partners VII Co-Investment Fund, L.P.
ABRY Investment Partnership, L.P.
ABRY Senior Equity IV, L.P.
ABRY Senior Equity IV Co-Investment Fund, L.P.

(Names of Persons Filing Statement)

Common Stock, $0.0001 par value
(Title of Class of Securities)

50066V305
(CUSIP Number of Class of Securities)

Jack W. Kennedy Jr.
Executive Vice President, Chief Legal Officer and Secretary
KORE Group Holdings, Inc.
1155 Perimeter Center West, 11th Floor
Atlanta, GA 30338
877-710-5673
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

With copies to

Coburn R. Beck,	Steven A. Cohen	Joshua Korff P.C.
Paul Davis Fancher	Wachtell, Lipton, Rosen & Katz	Kirkland & Ellis LLP
Troutman Pepper Locke LLP 600 Peachtree Street NE, Suite 3000 Atlanta, Georgia 30308 (404) 885-3000	51 West 52nd Street New York, NY 10019 (212) 403-1000	601 Lexington Avenue New York, NY 10022 (212) 446-4800

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”), which amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the United States Securities and Exchange Commission (the “SEC”) on April 15, 2026, together with the exhibits hereto (as amended by Amendment No. 1 filed with the SEC on May 22, 2026, Amendment No. 2 filed with the SEC on June 15, 2026, and this Final Amendment filed on the date hereof, (the “Schedule 13E-3” or “Transaction Statement”), is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) KORE Group Holdings, Inc. (“KORE” or the “Company”), a Delaware corporation and the issuer of the common stock, par value $0.0001 per share (the “Company Common Stock”), that is subject to the Rule 13e-3 transaction, (ii) KONA Parent, L.P., a Delaware limited partnership (“Parent”), (iii) Searchlight IV KOR, L.P., a Delaware limited partnership and stockholder of the Company (“Searchlight IV KOR”), (iv) KONA Parent GP, LLC, a Delaware limited liability company and the general partner of Parent (“Parent GP”), (v) Andrew Frey, the sole member of Parent GP, (vi) ABRY Partners VII, L.P., a Delaware limited partnership and stockholder of the Company (“Abry Partners VII”), (vii) ABRY Partners VII Co-Investment Fund, L.P., a Delaware limited partnership and stockholder of the Company (“Abry Partners VII Co-Investment”), (viii) ABRY Investment Partnership, L.P., a Delaware limited partnership and stockholder of the Company (“Abry Investment”), (ix) ABRY Senior Equity IV, L.P., a Delaware limited partnership and stockholder of the Company (“Abry Senior Equity”) and (x) ABRY Senior Equity IV Co-Investment Fund, L.P., a Delaware limited partnership and stockholder of the Company (“Abry Senior Equity IV Co-Investment”). Parent, Searchlight IV KOR, Parent GP, Andrew Frey, Abry Partners VII, Abry Partners VII Co-Investment, Abry Investment, Abry Senior Equity and Abry Senior Equity IV Co-Investment are Filing Persons of this Transaction Statement because they are affiliates of the Company under the SEC rules governing “going-private” transactions.

On February 26, 2026, the Company entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”) with Parent and KONA Merger Sub Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, subject to the terms and conditions thereof, on July 21, 2026 Merger Sub merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation and a subsidiary of Parent. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

The information concerning the Company contained in, or incorporated by reference into, this Final Amendment, the Transaction Statement and the Company’s definitive proxy statement filed under Regulation 14A of the Exchange Act with the SEC on June 12, 2026, pursuant to which the Company solicited proxies from the Company’s stockholders in connection with the Merger (the “Proxy Statement”), was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Final Amendment, the Transaction Statement and the Proxy Statement was supplied by such Filing Person. Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

Item 15.	Additional Information

(c)            Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On July 21, 2026, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, Merger Sub merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Company Common Stock held by Parent or Merger Sub, including shares of Company Common Stock held by the Rollover Stockholders that were contributed to Parent pursuant to the Rollover Agreements and the Additional Rollover Agreements, (ii) shares of Company Common Stock held by the Company as treasury shares or (iii) shares of Company Common Stock held by any person who was entitled to demand appraisal and properly exercised such appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware) was converted into the right to receive an amount in cash equal to $9.25 per share, without interest (the “Merger Consideration”), subject to any withholding of taxes required by applicable law.

In addition, pursuant to the Merger Agreement, in accordance with the terms set forth therein and unless otherwise agreed in writing between the Parent and the applicable holder, at the Effective Time:

(a)	Each outstanding warrant to purchase Company Common Stock that was not exercised as of the Effective Time remained outstanding after the Merger in accordance with its terms.

(b)	Each restricted stock unit (“RSU”) outstanding immediately prior to the Effective Time was automatically converted into a right to receive a cash-based award (a “Parent Equity Cash Award”) in an amount equal to the product of (i) the number of shares of Company Common Stock subject to such RSU immediately prior to the Effective Time multiplied by (ii) the Merger Consideration. Each Parent Equity Cash Award remained outstanding after the Effective Time and is subject to the same terms and conditions that applied to the corresponding RSU immediately prior to the Effective Time, including the applicable vesting schedule, acceleration (including double-trigger vesting protection) and payment-timing provisions.

(c)
Long-term cash awards that were subject to performance-based vesting conditions and were outstanding immediately prior to the Effective Time (“Performance Cash Awards”) remained outstanding after the Effective Time and will continue to be eligible to vest and become payable upon achievement, through the end of the applicable performance period, of the performance-based vesting conditions applicable to such Performance Cash Awards immediately prior to the Effective Time, subject to the same terms and conditions that applied to such Performance Cash Award prior to the Effective Time, including vesting schedule, acceleration (including double-trigger vesting protection) and payment-timing provisions.

(d)
Long-term cash awards that were subject only to service-based vesting conditions (or that were previously subject to performance-based vesting conditions with respect to which the performance period ended prior to the Effective Time) and were outstanding immediately prior to the Effective Time (“Service Cash Awards”) remained outstanding after the Effective Time and will continue to be eligible to vest and become payable upon satisfaction of the applicable service-based vesting conditions in effect immediately prior to the Effective Time, subject to the same terms and conditions that applied to such Service Cash Award prior to the Effective Time, including vesting schedule, acceleration (including double-trigger vesting protection) and payment-timing provisions.

Following the Merger, each share of Series A-1 Preferred Stock, all of which are shares held by Searchlight IV KOR remained outstanding in accordance with the terms of the Series A-1 Certificate of Designations and represented shares of Series A-1 Preferred Stock of the surviving corporation on such terms.

Prior to the commencement of trading on July 21, 2026, the Company notified the New York Stock Exchange (“NYSE”) that the Merger had been completed and requested that NYSE suspend trading of shares of Company Common Stock on NYSE prior to the opening of trading on July 21, 2026. The Company also requested that NYSE file with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of all shares of Company Common Stock from NYSE and the deregistration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, the shares of Company Common Stock will no longer be listed on NYSE.

In addition, following the effectiveness of the Form 25, the Company intends to file a certification on Form 15 Certification and Notice of Termination of Registration under Section 12(g) of the Exchange Act with the SEC requesting the termination of registration of all shares of Company Common Stock and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to all shares of Company Common Stock and post-effective amendments to its registration statements on Form S-8, Form S-3 and Form S-1, terminating the registration of the Company Common Stock underlying such registration statements.

In addition, on July 21, 2026, the Company filed a Current Report on Form 8-K with the SEC announcing the closing of the Merger, which is incorporated by reference herein as Exhibit 16(a)(3).

Item 16.	Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(2)(i)	Definitive Proxy Statement of KORE Group Holdings, Inc. (included in the Schedule 14A filed on June 12, 2026, and incorporated herein by reference) (the “Definitive Proxy Statement”).

(a)(2)(ii)	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Letter to Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(3)	Current Report on Form 8-K, dated July 21, 2026 (incorporated herein by reference)

(a)(5)(i)	Press Release, dated February 27, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by KORE Group Holdings, Inc. with the Commission on February 27, 2026).

(c)(i)	Opinion of Rothschild & Co US Inc., dated February 26, 2026 (included in the Definitive Proxy Statement and incorporated herein by reference).

(c)(ii)	Discussion materials prepared by Rothschild and Co US Inc., dated April 9, 2025, for the Special Committee of the Board of Directors of KORE Group Holdings, Inc.

(c)(iii)	Discussion materials prepared by Rothschild and Co US Inc., dated July 29, 2025, for the Special Committee of the Board of Directors of KORE Group Holdings, Inc.

(c)(iv)	Discussion materials prepared by Rothschild and Co US Inc., dated September 30, 2025, for the Special Committee of the Board of Directors of KORE Group Holdings, Inc.

(c)(v)	Discussion materials prepared by Rothschild and Co US Inc., dated October 19, 2025, for the Special Committee of the Board of Directors of KORE Group Holdings, Inc.

(c)(vi)	Discussion materials prepared by Rothschild and Co US Inc., dated November 4, 2025, for the Special Committee of the Board of Directors of KORE Group Holdings, Inc.

(c)(vii)	Discussion materials prepared by Rothschild and Co US Inc., dated November 14, 2025, for the Special Committee of the Board of Directors of KORE Group Holdings, Inc.

(c)(viii)	Discussion materials prepared by Rothschild and Co US Inc., dated December 15, 2025, for the Special Committee of the Board of Directors of KORE Group Holdings, Inc.

(c)(ix)	Discussion materials prepared by Rothschild and Co US Inc., dated January 2, 2026, for the Special Committee of the Board of Directors of KORE Group Holdings, Inc.

(c)(x)	Discussion materials prepared by Rothschild and Co US Inc., dated February 11, 2026, for the Special Committee of the Board of Directors of KORE Group Holdings, Inc.

(c)(xi)	Discussion materials prepared by Rothschild and Co US Inc., dated February 22, 2026, for the Special Committee of the Board of Directors of KORE Group Holdings, Inc.

(c)(xii)	Discussion materials prepared by Rothschild and Co US Inc., dated February 26, 2026, for the Special Committee of the Board of Directors of KORE Group Holdings, Inc.

(c)(xiii)	Discussion materials prepared by TD Securities (USA) LLC, dated August 2025, for ABRY Partners VII, L.P. and Searchlight IV KOR, L.P.

(c)(xiv)	Discussion materials prepared by TD Securities (USA) LLC, dated September 2025, for ABRY Partners VII, L.P. and Searchlight IV KOR, L.P.

(c)(xv)	Discussion materials prepared by TD Securities (USA) LLC, dated September 2025, for ABRY Partners VII, L.P.

(c)(xvi)	Discussion materials prepared by TD Securities (USA) LLC, dated September 2025, for ABRY Partners VII, L.P.

(c)(xvii)	Discussion materials prepared by TD Securities (USA) LLC, dated October 2025, for Searchlight IV KOR, L.P.

(c)(xviii)	Discussion materials prepared by TD Securities (USA) LLC, dated October 2025, for ABRY Partners VII, L.P.

(c)(xix)	Discussion materials prepared by TD Securities (USA) LLC, dated October 2025, for ABRY Partners VII, L.P. and Searchlight IV KOR, L.P.

(c)(xx)	Discussion materials prepared by TD Securities (USA) LLC, dated November 2025, for ABRY Partners VII, L.P. and Searchlight IV KOR, L.P.

(c)(xxi)	Discussion materials prepared by TD Securities (USA) LLC, dated December 2025, for ABRY Partners VII, L.P. and Searchlight IV KOR, L.P.

(c)(xxii)	Discussion materials prepared by TD Securities (USA) LLC, dated January 2026, for ABRY Partners VII, L.P. and Searchlight IV KOR, L.P.

(c)(xxiii)	Discussion materials prepared by TD Securities (USA) LLC, dated January 2026, for ABRY Partners VII, L.P. and Searchlight IV KOR, L.P.

(d)(i)
Agreement and Plan of Merger, dated February 26, 2026, by and among KONA Parent, L.P., KONA Merger Sub Co. and KORE Group Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by C KORE Group Holdings, Inc. with the Commission on February 27, 2026).

(d)(ii)
Voting and Support Agreement, dated February 26, 2026, by and between KORE Group Holdings, Inc., KONA Parent L.P., and Cerberus Telecom Acquisition Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by KORE Group Holdings, Inc. with the Commission on February 27, 2026).

(d)(iii)
Rollover, Voting and Support Agreement, dated February 26, 2026, by and between KORE Group Holdings, Inc., KONA Parent L.P., and Searchlight IV KOR, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by KORE Group Holdings, Inc. with the Commission on February 27, 2026).

(d)(iv)
Form of Voting and Support Agreement, dated February 26, 2026, by and between KORE Group Holdings, Inc., KONA Parent L.P., and each of ABRY Investment Partnership, L.P., ABRY Senior Equity IV, L.P., and ABRY Senior Equity IV Co-Investment Fund, L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by KORE Group Holdings, Inc. with the Commission on February 27, 2026).

(d)(v)
Form of Rollover, Voting and Support Agreement, dated February 26, 2026, by and between KORE Group Holdings, Inc., KONA Parent L.P., and each of ABRY Partners VII, L.P. and ABRY Partners VII Co-Investment Fund, L.P. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by KORE Group Holdings, Inc. with the Commission on February 27, 2026).

(d)(vi)
Rollover, Voting and Support Agreement, dated March 17, 2026, by and between KORE Group Holdings, Inc., KONA Parent L.P., and Dotmar Investments Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by KORE Group Holdings, Inc. with the Commission on March 20, 2026).

(d)(vii)
Rollover, Voting and Support Agreement, dated March 17, 2026, by and between KORE Group Holdings, Inc., KONA Parent L.P., and Richard Burston (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by KORE Group Holdings, Inc. with the Commission on March 20, 2026).

(d)(viii)
Rollover, Voting and Support Agreement, dated March 17, 2026, by and between KORE Group Holdings, Inc., KONA Parent L.P., and Terrdian Holdings Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by KORE Group Holdings, Inc. with the Commission on March 20, 2026).

(d)(ix)
Investment Agreement, dated as of November 9, 2023, by and between KORE Group Holdings, Inc. and Searchlight IV KOR, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by KORE Group Holdings, Inc. with the Commission on November 9, 2023).

(d)(x)
Amendment to Investment Agreement, dated as of December 13, 2023, by and between KORE Group Holdings, Inc. and Searchlight IV KOR, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by KORE Group Holdings, Inc. with the Commission on December 13, 2023).

(d)(xi)
Amended and Restated Common Stock Purchase Warrant (Penny Warrant), dated as of December 13, 2023, issued by KORE Group Holdings, Inc. to Searchlight IV KOR, L.P. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by KORE Group Holdings, Inc. with the Commission on December 13, 2023).

(d)(xii)
Amended and Restated Investor Rights Agreement, dated as of November 15, 2023, by and among KORE Group Holdings, Inc., Searchlight IV KOR, L.P. and certain stockholders of KORE Group Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by KORE Group Holdings, Inc. with the Commission on November 16, 2023).

(d)(xiii)
Agreement by and between KORE Group Holdings, Inc. and Searchlight IV KOR, L.P., dated as of August 1, 2025 (incorporated by reference to Exhibit 9 to the Amendment No. 3 to Schedule 13D of Searchlight IV KOR, L.P. filed with the Commission on August 5, 2025).

(d)(xiv)
Amendment to August 1 Agreement by and between KORE Group Holdings, Inc. and Searchlight IV KOR, L.P., dated as of November 25, 2025 (incorporated by reference to Exhibit 11 to the Amendment No. 7 to Schedule 13D of Searchlight IV KOR, L.P. filed with the Commission on February 17, 2026).

(d)(xv)
Amendment No. 2 to August 1 Agreement by and between KORE Group Holdings, Inc. and Searchlight IV KOR, L.P., dated as of January 2, 2026 (incorporated by reference to Exhibit 12 to the Amendment No. 7 to Schedule 13D of Searchlight IV KOR, L.P. filed with the Commission on February 17, 2026).

(d)(xvi)
Amendment No. 3 to August 1 Agreement by and between KORE Group Holdings, Inc. and Searchlight IV KOR, L.P., dated as of February 13, 2026 (incorporated by reference to Exhibit 13 to the Amendment No. 7 to Schedule 13D of Searchlight IV KOR, L.P. filed with the Commission on February 17, 2026).

(d)(xvii)
Joint Bidding and Cost Sharing Agreement by and between Searchlight Capital Partners, L.P. and ABRY Partners VII, L.P., dated as of February 26, 2026 (incorporated by reference to Exhibit 16 to the Amendment No. 8 to Schedule 13D of Searchlight IV KOR, L.P. filed with the Commission on March 2, 2026).

(d)(xviii)
Amended and Restated Agreement by and between KORE Group Holdings, Inc. and Searchlight IV KOR, L.P., dated as of February 26, 2026 (incorporated by reference to Exhibit 17 to the Amendment No. 8 to Schedule 13D of Searchlight IV KOR, L.P. filed with the Commission on March 2, 2026).

(d)(xix)	Equity Commitment Letter, dated February 26, 2026, by and between KONA Parent, L.P., Searchlight Capital IV, L.P., Searchlight Capital IV PV-A, L.P., and Searchlight Capital IV PV-B, L.P.

(d)(xx)	Limited Guaranty, dated February 26, 2026, by and between KORE Group Holdings, Inc., Searchlight Capital IV, L.P., Searchlight Capital IV PV-A, L.P., and Searchlight Capital IV PV-B, L.P.

(d)(xxi)
Debt Commitment Letter, dated as of February 26, 2026, by and between Whitehorse Capital Origination, LLC, Fortress Credit Corp., Fortress Private Lending Fund, Fortress Credit Opportunities XXVII CLO B LLC, and KONA Parent, L.P.

(g)	Not Applicable.

107	Filing Fee Table.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KORE GROUP HOLDINGS, INC.

	By:	/s/ Jack W. Kennedy Jr.
		Name:	Jack W. Kennedy Jr.
		Title:	Executive Vice President, Chief Legal Officer, and Secretary

Date: July 21, 2026

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KONA PARENT, L.P.

By: KONA Parent GP, LLC, its general partner

	By:	/s/ Andrew Frey
		Name:	Andrew Frey
		Title:	Authorized Person

Date: July 21, 2026

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEARCHLIGHT IV KOR, L.P.

	By:	/s/ Andrew Frey
		Name:	Andrew Frey
		Title:	Authorized Person

Date: July 21, 2026

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KONA PARENT GP, LLC

	By:	/s/ Andrew Frey
		Name:	Andrew Frey
		Title:	Authorized Person

Date: July 21, 2026

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANDREW FREY

	By:	/s/ Andrew Frey

Date: July 21, 2026

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABRY PARTNERS VII, L.P.

	By:	ABRY VII Capital Partners, L.P.
	Its:	General Partner

	By:	ABRY VII Capital Investors LLC
	Its:	General Partner

	By:	/s/ Robert MacInnis
		Name:	Robert MacInnis
		Title:	Authorized Signatory

Date: July 21, 2026

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABRY PARTNERS VII CO-INVESTMENT FUND, L.P.

	By:	ABRY VII Co-Investment GP, LLC
	Its:	General Partner

	By:	ABRY VII Capital Investors LLC
	Its:	General Partner

	By:	/s/ Robert MacInnis
		Name:	Robert MacInnis
		Title:	Authorized Signatory

Date: July 21, 2026

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABRY INVESTMENT PARTNERSHIP, L.P.

	By:	ABRY Investment GP, LLC
	Its:	General Partner

	By:	/s/ Robert MacInnis
		Name:	Robert MacInnis
		Title:	Authorized Signatory

Date: July 21, 2026

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABRY SENIOR EQUITY IV, L.P.

	By:	ABRY Senior Equity Investors IV, L.P.
	Its:	General Partner

	By:	ABRY Senior Equity Holdings IV, LLC
	Its:	General Partner

	By:	/s/ Robert MacInnis
		Name:	Robert MacInnis
		Title:	Authorized Signatory

Date: July 21, 2026

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABRY SENIOR EQUITY IV CO-INVESTMENT FUND, L.P.

	By:	ABRY Senior Equity Co-Investment GP IV, LLC
	Its:	General Partner

	By:	ASE Senior Equity Holdings IV, LLC
	Its:	General Partner

	By:	/s/ Robert MacInnis
		Name:	Robert MacInnis
		Title:	Authorized Signatory

Date: July 21, 2026